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                           June 29, 2023

       Dennis Tam
       Chief Executive Officer
       VinFast Auto Pte. Ltd.
       Dinh Vu     Cat Hai Economic Zone
       Cat Hai Islands, Cat Hai Town, Cat Hai District
       Hai Phong City, Vietnam

                                                        Re: VinFast Auto Pte.
Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed June 15, 2023
                                                            File No. 333-272663

       Dear Dennis Tam:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 Filed on June 15, 2023

       Historical Selected Consolidated Financial Data of VinFast, page 21

   1. We note your response to prior comment 4. However, the underline used in the heading of the first two columns
of the Consolidated Balance Sheet Data table continues to indicate that the data presented
in both columns is as of December 31, 2021. As previously
                                                        requested, please
revise the heading of the second column of the Consolidated Balance
                                                        Sheet Data table to
correctly indicate that the data is as of December 31, 2022.
 Dennis Tam
FirstName  LastNameDennis Tam
VinFast Auto  Pte. Ltd.
Comapany
June       NameVinFast Auto Pte. Ltd.
     29, 2023
June 29,
Page 2 2023 Page 2
FirstName LastName
VinFast's Business, page 163

2. Please expand your disclosure to discuss the recently announced after-sales policy.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 267

3. You disclosed that the unaudited pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Post-Business
         Combination company filed consolidated income tax returns during the period presented.
         Please tell us what consideration you gave to including the tax effects related to your pro forma adjustments as well as including a tax provision calculated on the separate return basis. Refer to Rule 11-02(b)(5)of Regulation S-X and SAB Topic 1:B:1 Question 3.
4. Revise footnote (gg) on page 270 to clearly describe the arrangement under which your
         Sponsor will pay certain non-recurring expenses or refer the reader to a section of the filing where the arrangement is described in detail. Consistent with Rule 11-02(a)(11)(i)
         of Regulation S-X disclose the nature of the expenses. Please explain to us the factors you considered in concluding that such a pro forma adjustment was appropriate.
General

5. We note your response to prior comment 29, and reissue in part. Please tell us why you agreed to the Citi waiver.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ernest Greene at 202-551-3733 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing